Vertical Branding, Inc.

16000 Ventura Blvd., Suite 301

Encino, CA 91436

August 30, 2007

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Duc Dang

Re:

Vertical Branding, Inc.

Registration Statement on Form SB-2

File No. 333-137321

Filed July 3, 2007

Ladies and Gentleman:

Reference is made to the above-captioned registration statement filed by Vertical Branding, Inc. (the “Registrant”) with the Securities and Exchange Commission on July 3, 2007 (the “Registration Statement”).

The Registrant has determined to withdraw the Registration Statement. The filed Registration Statement has not become effective. Accordingly, the Registrant hereby requests the immediate withdrawal of the Registration Statement together with all exhibits thereto.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via facsimile at (310) 575-4044, with a copy to Peter V. Hogan, Esq. at Richardson & Patel LLP at (310) 208-1154.

Please do not hesitate to call the undersigned at (310) 575-0955 or Peter Hogan of Richardson & Patel LLP at (310) 208-1182 with any questions you may have regarding this letter.

Very truly yours, Vertical Branding, Inc.
By:	/s/ Nancy Duitch
Chief Executive Officer